Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the first half-years ended June 30, 2022 and 2021

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2022		June 30, 2021
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	8,568,505	1,276,709	12,629,126	1,881,742
Cost of sales	(7,207,874)	(1,073,975)	(11,005,305)	(1,639,793)
Gross profit	1,360,631	202,734	1,623,821	241,949
Other operating income, net	85,492	12,738	111,702	16,644
Research and development expenses	(408,481)	(60,864)	(315,696)	(47,039)
Selling, general and administrative expenses	(749,604)	(111,691)	(920,058)	(137,089)
Operating profit	288,038	42,917	499,769	74,465
Finance costs	(55,231)	(8,229)	(68,410)	(10,193)
Share of results of associates and joint ventures	(30,942)	(4,610)	12,482	1,860
Profit before tax	201,865	30,078	443,841	66,132
Income tax expense	(56,487)	(8,417)	(86,251)	(12,851)
Profit for the period	145,378	21,661	357,590	53,281
Attributable to:
Equity holders of the Company	93,724	13,965	253,707	37,802
Non-controlling interests	51,654	7,696	103,883	15,479
	145,378	21,661	357,590	53,281
Net earnings per common share
- Basic	2.29	0.34	6.21	0.93
- Diluted	2.29	0.34	6.21	0.93
Unit sales	180,911		285,342

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2022 and December 31, 2021

(RMB and US$ amounts expressed in thousands)

	June 30, 2022 (Unaudited)		December 31, 2021 (Audited)
	RMB ’000	USD ’000	RMB ’000
Cash and bank balances	5,258,164	783,468	5,331,555
Trade and bills receivables	6,594,290	982,551	7,032,494
Inventories	4,038,881	601,794	5,208,636
Trade and bills payables	6,073,110	904,895	7,361,817
Short-term and long-term loans and borrowings	1,986,330	295,964	2,203,000
Equity attributable to equity holders of the Company	8,899,578	1,326,039	8,859,152

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